Exhibit (g)(2)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE.

                      IN AND FOR NEW CASTLE COUNTY

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                                          )
CRANDON CAPITAL PARTNERS,                 )
a Florida Partnership,                    )
                                          )
                   Plaintiff,             )           C.A. No. 14579
                                          )
          - against -                     )           CLASS ACTION
                                          )           COMPLAINT
JACQUES P. BLONDEAU, JEROME               )           ------------
KARTER, SERGE M. P. OSOUF,                )
JOHN R. COX,' RAYMOND H. DECK,            )
MICHEL J. GUDEFIN, JEAN MASSE,            )
RICHARD M. MURRAY, JOHN W. POPP,          )
FRANCOIS REACH SHERWOOD,                  )
ELLEN E. THROWER and                      )
SCOR U. S. CORPORATION,                   )
                                          )
                   Defendants.            )
                                          )
                                          )
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                Plaintiff, Crandon Capital Partners ("Crandon"), by its

undersigned attorneys, for its complaint against defendants,

alleges upon information and belief, except as to paragraph 2 which is alleged upon knowledge, as follows:


                    NATURE OF THE ACTION
                    --------------------

                1. Plaintiff brings this action individually and as a

class action on behalf of all persons, other than defendants, who own the securities of SCOR U.S. Corporation ("SCOR U.S." or the

"Company") and who are similarly situated, for injunctive and other appropriate relief. Plaintiff seeks the injunctive relief herein,

inter alia, to enjoin the consummation of an acquisition offer (the
----- ----

"Offer") announced on September 26, 1995 by SCOR SA, the 80% parent





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of SCOR U.S., pursuant to which SCOR SA will pay $14.00 for each of the outstanding shares of the Company's common stock it does not own, totalling about $50.6 million in the aggregate. Alternatively,

in the event that the Offer is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the director defendants (as defined below) and by the majority shareholder, SCOR SA. The proposed transaction and the acts of

SCOR SA and the Company's director defendants, as more particularly alleged herein, constitute a breach of the defendants' fiduciary duties to the plaintiff and the class and a violation of applicable legal standards governing the defendants' conduct.


                                 PARTIES
                                 -------

                  2.    Plaintiff is and has been an owner of shares of SCOR

U.S. common stock at all relevant times described herein.

                  3.    SCOR U.S. is a corporation duly organized and

existing under the laws of the State of Delaware, with its

principal offices located at Two World Trade Center, New York, N.Y,

10048-0178. As of August 11, 1995, the Company had approximately

18.16 million shares of common stock outstanding. SCOR U.S.'s principal business is as a holding company with subsidiaries which provide property and casualty insurance and reinsurance to primary insurance companies on both a treaty and facultative basis.

                  4.    Defendant SCOR SA, a French corporation, owns and at

all times owned, directly or indirectly, 80 percent of the

Company's outstanding shares.



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                  5.    Defendant Jacques P. Blondeau ("B1ondeau") at all

times material hereto has been the Chairman of the Board of

Directors of SCOR U.S. Defendant Blondeau is also Chairman of the

Board and Chief Executive Officer of SCOR SA.

                  6. Defendant Jerome Karter ("Karter") at all times

material hereto has been President, Chief Executive Officer, and a director of SCOR U.S.

                  7.    Defendant Serge M. P. Osouf ("Osouf") at all times

material hereto has been Vice Chairman of the Board. Defendant

Osouf is also General Manager of SCOR SA.

                  8.    Defendants John R. Cox ("Cox"), Raymond H. Deck

("Deck"), Michel J. Gudefin ("Gudefin"), Jean Masse ("Masse"),

Richard M. Murray ("Murray"), John W. Popp ("Popp"), Francois Reach

Sherwood ("Sherwood") and Ellen E. Thrower ("Thrower") at all times material hereto have been directors of the Company.

                  9. The defendants named in paragraphs 5 through 8 above

are hereinafter referred to as the "Individual Defendants".

                  10. The Individual Defendants, by reason of their

corporate directorship and/or executive positions, are fiduciaries to and for the Company's shareholders, which fiduciary relationship requires them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company's

shareholders.

                  11. By virtue of its stock ownership and control of SCOR

U.S., SCOR SA is in a fiduciary relationship with plaintiff and the other public stockholders of SCOR U.S., and owes them the highest

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obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

                12. Each defendant herein is sued individually as a

conspirator and aider and abettor, as well as in his/her/its capacity as an officer and/or director of the Company or

controlling shareholder, and the liability of each arises from the fact that he, she or it has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.


                          CLASS ACTION ALLEGATIONS
                          ------------------------

                13. Plaintiff brings this action individually on its own

behalf and as a class action, on behalf of all stockholders of the

Company (except the defendants ~herein and any person, firm, trust,

corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

                14. This action is properly maintainable as a class

action.

                15. The Class is so numerous that joinder of all members

is impracticable. There are at least 140 record shareholders and many more beneficial holders who hold the approximately 3.6 million shares of SCOR U.S. common stock outstanding which are not held by

SCOR SA.

                16. There is a well-defined community of interest in the

questions of law and fact involved affecting the members of the

Class. Among the questions of law and fact which are common to the


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Class, which predominate over questions affecting any individual class member are, inter alia, the following:
                  ----- ----

                           (a) whether defendants have engaged in conduct

constituting unfair dealing to the detriment of the public

stockholders of SCOR U.S.;

                           (b) whether defendants are engaging in self-dealing

to benefit SCOR SA and are effectuating the proposed transaction at a grossly unfair price;

                           (c) whether defendants have breached or aided and

abetted the breach of the fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

                           (d) whether plaintiff and the other members of the

Class would be irreparably damaged were the transaction complained of herein consummated.

                  17. Plaintiff is a member of the Class and is committed

to prosecuting this action.  Plaintiff has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the Class,

and plaintiff has the same interests as the other members of the

Class. Plaintiff does not have interests antagonistic to or in conflict with those he seeks to represent.  Plaintiff is an

adequate representative of the Class.

                   18. The likelihood of individual class members

prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and

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magnitude. Absent a class action, defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for the wrongs alleged herein.


                         SUBSTANTIVE ALLEGATIONS
                         -----------------------

                19. In the September 18, 1995 issue of Business
                                                       --------

Insurance, defendant Blondeau, speaking as Chairman of SCOR SA (he
---------

is also Chairman of SCOR U.S.), reported that SCOR SA would not attempt any acquisitions in the United States. According to that published report, defendant Blondeau stated instead that:

              "We will grow by ourselves .... We will
         not buy anything in the U.S., (though) there are still opportunities in Europe."

Thus, according to defendant Blondeau, as of September 18, 1995,

SCOR SA would pursue possible "opportunities in Europe," not in the

United States.

                20. Barely less than a week later, however, on September

26, 1995, Reuters reported that SCOR SA had offered to pay $14 per share cash for the remaining 20 percent of the Company that it did not already own in order to acquire 100% ownership of the Company.

The proposed transaction is valued in excess of $50.6 million.

                21. In response to this offer, shares of the Company

rose from a close of $11 1/8 per share on September 25, 1995 to $15 per share at the close of business on September 26, 1995 on the New

York Stock Exchange.

                22. The consideration to be paid to the SCOR U.S.

shareholders in the merger is grossly unfair, inadequate, and

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substantially below the fair or inherent value of the Company. The

$14.00 per share offering price is approximately $1.00 per share less than the present trading price of the Company's shares. The intrinsic value of the equity of SCOR U.S. is materially greater than the consideration of the Offer, taking into account SCOR

U.S.'s asset value, its expected growth, and the strength of its business.

                23. The proposed transaction price was not the result

of arm's-length negotiations, but was fixed arbitrarily by SCOR SA as part of its unlawful plan and scheme to take advantage of its control over the Company by obtaining 100% ownership of SCOR U.S.

at the lowest possible price. These facts have not been disclosed by defendants.

                24. Given the dominance and control of SCOR SA over the

Company and its entire Board, the purported independence of the directors of the Company is open to serious question and there is substantial reason to doubt that the board will evaluate the proposed Offer with the requisite independence.

                25. The proposed transaction is wrongful, unfair, and

harmful to SCOR U.S. stockholders, and represents an attempt by

SCOR SA to aggrandize itself at the expense and to the detriment of the public stockholders of the Company. The proposed transaction will deny class members their right to share proportionately in the true value of SCOR U.S.'s valuable assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of SCOR SA at an unfair and inadequate price.

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                  26. Because SCOR SA and the Individual Defendants are in

possession of corporate information concerning the Company's future financial prospects, the degree of knowledge and economic power between defendants and the Class members is unequal, making it grossly and inherently unfair for SCOR SA to obtain ownership of the Company's assets from the public stockholders as the unfair and inadequate price which defendants have set.

                  27. By reason of all of the foregoing, defendants herein

have willfully participated in unfair dealing toward thc plaintiff and the other members of the Class and have engaged in and

substantially assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class.

                  28. Defendants have violated fiduciary and other common

law duties owed to the plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment, have acted and are acting to the detriment of the Class to usurp for SCOR SA the true value of the Company's shares at an unfair price, and for which the Company's public shareholders are entitled to receive fair value.

                  29. As a result of the action of defendants, plaintiff

and the Class have been and will be damaged in that they have been deceived, are the victims of unfair dealing, and are not receiving the fair value of SCOR U.S.'s assets and businesses.

                   30. Unless enjoined by this Court, defendants will

continue to breach their fiduciary duties owed to plaintiff and the

Class, and will succeed in their plan to enrich SCOR SA by

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excluding the Class from its fair proportionate share of SCOR

U.S.'s valuable assets and businesses, all to the irreparable harm of the Class.

         31.  The plaintiff and the Class have no adequate remedy

at law.

         WHEREFORE, plaintiff prays for judgment and relief as

follows:

                         (a) declaring that this lawsuit is properly

maintainable as a class action and certifying the plaintiff as proper representative of the Class;

                         (b) declaring that the defendants and each of them

have committed or aided and abetted a gross abuse of trust and have breached their fiduciary duties to the plaintiff and the other members of the Class;

                         (c) preliminarily and permanently enjoining

defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with,

consummating or closing the Offer;

                         (d) in the event the Offer is consummated,

rescinding it and setting it aside;

                         (e) awarding rescissory and/or compensatory damages

against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

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                           (f) awarding plaintiff and the Class their costs

and disbursements and reasonable allowances for plaintiff's

counsel and experts' fees and expenses; and

                           (g) granting such other and further relief as may

be just and proper.

Dated:     September 27, 1995

                          ROSENTHAL, MONHAIT, GROSS
                             & GODDESS, P.A.




                          By:  /s/ Joseph A. Rosenthal
                               ------------------------------
                               Joseph A. Rosenthal
                               First Federal Plaza, Suite 214
                               P.O. Box 1070
                               Wilmington, Delaware 19899
                               Attorneys for Plaintiff

Of Counsel:

WECHSLERR SKIRNICK HARWOOD
    HALEBIAN & FEFFER LLP
805 Third Avenue
New York, New York 10022
(212) 935-7400

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